UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: September 2026

Commission File Number: 001-41817

VS MEDIA Holdings Ltd

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 15, 2026, VS MEDIA Holdings Limited (the “Company”) entered into eight separate loan conversion agreements (collectively, the “Loan Conversion Agreements”) with individual lenders (each, a “Lender”) pursuant to which the Company converted an aggregate principal amount of US$830,952.46 (Eight Hundred Thirty Thousand Nine Hundred Fifty-Two and 46/100 Dollars) in outstanding loan obligations into equity securities of the Company.

The loans being converted originated under unsecured loan agreements dated August 3, 2026 (the “Loan Agreements”), which had a term of six (6) months with interest accruing at the rate of ten percent (10%) per annum. The Loan Agreements were previously reported on the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on September 11, 2026. Pursuant to the Loan Conversion Agreements, each Lender agreed to convert the full principal amount of its respective loan into Class A Ordinary Shares of the Company (the “Shares”) at a conversion price of US$0.41 per Share. As consideration for entering into the Loan Conversion Agreements, all accrued and unpaid interest was completely forgiven and cancelled as of the effective date of conversion. In lieu of Shares that would otherwise cause a Lender’s beneficial ownership to exceed 4.99% of the number of Shares outstanding immediately after giving effect to such issuance, the Company issued Pre-Funded Warrants (as defined below) exercisable at any time at an exercise price of US$0.001 per Share.

In the aggregate, the Company issued 1,811,848 Shares and 214,866 pre-funded warrants (the “Pre-Funded Warrants”) to the eight Lenders. Each Pre-Funded Warrant is exercisable at any time at an exercise price of US$0.001 per Share. The Shares and Pre-Funded Warrants issued pursuant to the Loan Conversion Agreements are restricted securities that have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and bear customary restrictive legends. Each Lender represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. The issuance of the Shares and Pre-Funded Warrants was made in reliance upon exemptions from the registration requirements of the Securities Act, including the exemption provided by Section 4(a)(2) thereunder and Regulation D promulgated thereunder.

The form of the Loan Conversion Agreement is filed as Exhibit 10.1 to this Report on Form 6-K. The foregoing description of the Loan Conversion Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit, which is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-297756) and Form S-8 (File Nos. 333-276310 and 333-292063) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of the Loan Conversion Agreement between the lender and VS MEDIA Holdings Limited dated September 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VS MEDIA HOLDINGS LIMITED
(Registrant)

Date: October 2, 2026	/s/ Eng Yong Julius Toh
Name: Eng Yong Julius Toh
Title: Chief Executive Officer